United States securities and exchange commission logo





                            July 7, 2022

       Keith D. Taylor
       Chief Financial Officer
       Equinix Inc.
       One Lagoon Drive
       Redwood City, CA 94065

                                                        Re: Equinix Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No. 001-40205

       Dear Mr. Taylor:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted EBITDA, page 65

   1.                                                   We note your
presentation of the non-GAAP financial measure Adjusted EBITDA presented on an
entity-level basis reconciled from Income from operations rather than Net income. As you are
providing a performance measure, in future periodic filings please revise to reconcile
this measure from consolidated Net income as the most directly comparable measure
calculated in accordance with GAAP. Refer to Question 103.02 of the Division's
Compliance and Disclosure Interpretations for Non-GAAP Financial
                                                        Measures.

       Item 15. Exhibits, Financial Statement Schedules
       Financial Statements
 Keith D. Taylor
Equinix Inc.
July 7, 2022
Page 2
Notes to Consolidated Financial Statements
17. Segment Information, page F-61

2. We note your segment measure of profit or loss is reconciled to Income from operations as presented in your consolidated statements of operations. In future periodic filings, please reconcile your segments' measure of profit or loss to consolidated Income before income taxes. Refer to ASC 280-10-50-30b.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Demarest, Staff Accountant at 202-551-3432 or Mark Rakip,
Staff Accountant at 202-551-3573 with any questions.



FirstName LastNameKeith D. Taylor                            Sincerely,
Comapany NameEquinix Inc.
                                                             Division of
Corporation Finance
July 7, 2022 Page 2                                          Office of Real
Estate & Construction
FirstName LastName